Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

Board of Directors

Euronet Worldwide, Inc.

We consent to the use of our report dated February 7, 2003, with respect to the consolidated statements of operations and comprehensive loss, changes in stockholders’ equity/(deficit), and cash flows of Euronet Worldwide, Inc. and subsidiaries for the year ended December 31, 2002, incorporated by reference in this amended registration statement, Form S-3/A, of Euronet Worldwide, Inc. used to register $140 million of 1.625% Convertible Senior Debentures Due 2024, and to the reference to our firm under the heading “Experts” in the registration statement.

KPMG Audyt Sp. z o.o.

Date: August 10, 2005	By:	/s/ KPMG Audyt Sp. z o.o.
KPMG Audyt Sp. z o.o.
Warsaw, Poland